

February 5, 2018

BY EMAIL

Claudia DiGiacomo
Assistant Secretary
PGIM ETF Trust
655 Broad Street, 17th Floor
Newark, New Jersey 07102-4077

Re: PGIM ETF Trust
        Initial Registration Statement on Form N-1A
        <u>File No. 333-222469.</u>

Dear Ms. DiGiacomo:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on January 8, 2018. Based on our review, we have the following comments. Capitalized terms have the same meaning as in the registration statement.

1. **General Comments**

   a. Please complete the registration statement in a pre-effective amendment to eliminate all blanks and bracketed items. Include the exchange ticker symbol on the cover page of the prospectus and the SAI.

   b. Please identify, supplementally, the order that allows the Fund to operate as an ETF and confirm that the registrant will comply with all requirements of the order. In addition, please identify, supplementally, the exemptive order that permits PGIM Investments to operate as a manger of mangers.

   c. Please define the term "Fund" prior to first use.

2. **Fee Table**

   Please delete the last sentence of the preamble to the fee table, which outlines fees covered by the investment manager - PGIM Investments – under the Management Agreement. Given that the fee waiver can be terminated at any time, it may not be included as a line item in the fee table per Instruction 3(e) to Item 3 of Form N-1A. This fee waiver information may be included in the Item 10 disclosure provided later in the prospectus.

3. **Principal Investment Strategies**

   a. Please add disclosure to this section stating that the Fund is an actively managed ETF.

   b. In discussing duration, please clarify that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk. Further, please explain that duration should not be confused with maturity. To assist an investor's comprehension of duration, please provide a simple example of how it works. For example, if a portfolio has a duration of three years and interest rates increase by 1%, then the portfolio would decline in value by approximately 3%. Please apply plain English principles in providing this disclosure. *See*, A Plain English Handbook, SEC Office of Investor Education and Assistance (Aug. 1998), available at https://www.sec.gov/reportspubs/investor-publications/newsextrahandbookhtm.html.

   c. In the third paragraph of the section describing principal investment strategies, the registrant states that the Fund's fixed income investments will have a minimum short term rating of at least A2 by S&P or P2 by Moody's or a minimum long-term rating of BBB Moody's or Baa3 by S&P. Please add disclosure explaining what is meant by "short term" and "long-term" ratings.

   d. Also in the third paragraph of the principal investment strategies, the registrant states that "the Fund may also invest in unrated fixed income investments that the Fund's subadviser determines to be of comparable credit quality to the rated fixed income investments that are permissible investments." Please add disclosure explaining what is meant by "permissible investments."

   e. Please add additional disclosure concerning concentration of investments if the Fund intends to invest more than 25% of net assets in sovereign debt of a single foreign country.

4. **Principal Risks**

   a. Please set apart the "Principal Risks" heading and description from the underlying list of specific risks that follow.

   b. With regard to the risks of variable and floating rate bonds, please disclose that the settlement period for such instruments could be longer than seven days, if applicable.

   c. Please disclose that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the

ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

d. If the securities underlying the ETF are traded outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (*i.e.*, on behalf of other market participants).

e. Please add disclosure in plain English explaining that premiums and discounts relate to differences between market price of ETF shares and the ETF's daily NAV.

f. If all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, please disclose that there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

5. **Payments to Broker-Dealer and Other Financial Intermediaries**

In the statement required by Item 8 of Form N-1A, the registrant states that PGIM – defined as an affiliated registered investment adviser and subadviser to the Fund – may make payments to intermediaries. Please confirm that PGIM and not the Fund may be making such payments.

6. **Additional Information about Investment Strategies**

a. Please carry over comments from the summary principal strategies and risks sections to the additional information portion of the prospectus.

b. Please add the fourth paragraph of this section, which describes foreign investments, to the summary principal strategy section of the prospectus.

c. In the seventh paragraph of this section, the registrant uses the terms "below investment grade" investments, "high-yield debt securities," and "junk bonds." Please clarify in this disclosure that these are equivalent terms for the same investments or choose one consistent term to refer to these holdings.

d. In this section, the registrant describes types of "mortgage pass-through securities" and "mortgage-related securities." Please clarify in this disclosure that these are equivalent terms for the same investments or choose one consistent term to refer to these holdings.

e. Given the Fund's principal investment strategies, please identify, supplementally, the percentage of the Fund's net assets that may be invested in asset-backed and mortgagebacked securities (including the amount in non-agency, non-investment grade tranches). The staff may have further comments on this issue after reviewing the registrant's response.

f. The subsection addressing securities lending is currently bracketed. Please clarify whether the Fund will engage in securities lending.

7. **Manager**

Please disclose assets under management for PGIM Investments, PGIM, and PGIM Fixed Income through December 31, 2017.

Statement of Additional Information

1. **Subadvisory Agreements**

In this section, the registrant states that "[f]rom time to time the Manager may share certain of its profits with the Subadviser." Please provide further disclosure describing the terms of such profit sharing.

2. **Principal Shareholders and Control Persons**

a. Please add additional disclosure explaining the effect of the described control on the voting rights of other security holders. State the percentage of the PGIM's voting securities owned or any other basis of control. If the control person is a company, give the jurisdiction under the laws of which it is organized. *See* Item 18(a) of Form N-1A.

b. The registrant states that, as of the date of the SAI, the board members and officers of the Fund, as a group, owned less than 1% of the outstanding shares of the Fund. Please add disclosure, if correct, that as of the effective date of SAI, the only principal shareholder of the Fund will be PGIM Investments, Inc.

3. **Financial Statements, Exhibits, and Other Information**

Please provide in a pre-effective amendment any financial statements, exhibits, consents, and other required disclosure not included in this filing. Where required by Item 28 of Form N-1A, please file actual agreements as opposed to "form of" agreements, *e.g.*, advisory agreements and underwriting contracts. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office